[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]


September 4, 2009


Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re:      Registration Statements on Form N-4

         Jackson National Separate Account - I
         File No. 333-155675

Dear Commissioners:

I am writing on behalf of the principal underwriter of the securities the above referenced registration statements concern, for which we desire the same effective date of September 17, 2009, and request acceleration in accordance with rule 461. We are aware of our obligations under the Securities Act of 1933.

Please call Tony Dowling (517) 367-3835 if you have any questions.

Respectfully,

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

THOMAS J. MEYER

Thomas J. Meyer
Secretary